RECEIVED JUN 0 189 SEC MAIL WASH. D.C. SECTION

SECURITIE

15026281

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2014 (MM/DD/YY) AND ENDING 3/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BrokerTec Americas LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center 1100 Plaza Five
(No. and Street)

Jersey City	NJ	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luciano Soldiviero (212)341-9289
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave.	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 6/2/15

OATH OR AFFIRMATION

I, Luciano Soldiviero, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BrokerTec Americas LLC, as of March 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GERALDINE ABAD
NOTARY PUBLIC OF NEW JERSEY
ID # 50001365
My Commission Expires 8/5/2019

Sworn to and subscribed
before me this
15 day of May, 2015

BrokerTec Americas LLC
Statement of Financial Condition

March 31, 2015

BrokerTec Americas LLC
Index
March 31, 2015

pwc

Report of Independent Registered Public Accounting Firm

To the Management of BrokerTec Americas LLC (formerly ICAP Electronic Broking LLC) (the "Company")

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of BrokerTec Americas LLC at March 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 28, 2015

BrokerTec Americas LLC
Statement of Financial Condition
March 31, 2015

(dollars in thousands)

Assets		
Cash and cash equivalents	$	26,854
Cash segregated under federal regulations		3,001
Deposits with clearing organizations		6,011
Commissions receivable, net of allowance for doubtful accounts of $25		11,803
Receivable from brokers, dealers and clearing organizations		431
Receivable from affiliates		5,712
Income tax receivable from affilliate		14,895
Prepaid expenses and other assets		413
Total assets	$	69,120
Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other liabilities	$	9,630
Payable to brokers, dealers and clearing organizations		496
Payable to affiliates		200
Total liabilities		10,326
Commitments and contingencies (Note 7)		
Member's equity		58,794
Total liabilities and member's equity	$	69,120

The accompanying notes are an integral part of this financial statement.

(dollars in thousands)

1. Organization

At the close of business on September 30, 2014, ICAP Electronic Broking LLC's ("IEB") parent ICAP Securities USA LLC ("ISEC") reorganized its ownership structure by transferring its entire ownership interest in IEB to its two affiliates BrokerTec Investments and BrokerTec Holdings Inc. Subsequently during the year IEB changed its name to BrokerTec Americas LLC.

BrokerTec Americas LLC (the "Company") is a Delaware limited liability company. The Company has two Members BrokerTec Investments ("BTI") and BrokerTec Holdings Inc. ("BTHI").

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company, headquartered in New Jersey, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company operates an electronic inter-dealer trading system primarily for U.S.Treasury and Agency securities, repurchase agreements and mortgage-backed securities. The Company also generates revenue by providing market data to market data distributors.

During February 2014, FINRA approved the Company's application to begin self-clearing certain of its U.S. Treasury security transactions. Additionally during February 2014, the Company obtained a membership in the Fixed Income Clearing Corporation ("FICC").

The Company self clears its FICC netting member customer's U.S. Treasury securities transactions, and the Company maintains a fully disclosed clearing agreement with Pershing LLC ("Pershing") for the settlement and clearance of its FICC non-netting member customer's U.S. Treasury securities.

2. Summary of Significant Accounting Policies

Basis of presentation

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. Dollar is the functional currency of the Company. In the opinion of management, the Financial Statements include all adjustments necessary to present fairly the financial position at March 31, 2015 and the results of operations for the year then ended.

Use of Estimates

Preparation of the Financial Statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(dollars in thousands)

(a) Cash and Cash Equivalents

Cash and cash equivalents at March 31, 2015 include approximately $26,854 of cash held in demand deposit accounts by two major financial institutions. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. Such cash equivalents are held by one major financial institution. Additionally at March 31, 2015, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250, held at one major financial institution.

(b) Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consists primarily of clearing fees, commissions and market data fees.

(c) Doubtful Accounts Allowance

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses. The allowance is increased by provisions charged to income and is reduced by charge-offs. As of March 31, 2015, there was an allowance of $25.

(d) Income Taxes

During the year, the Company undertook a tax-free restructuring step plan to better align its legal entity structure with business management and operations. For the first six months of the fiscal year from April 1, 2014 through September 30, 2014, the Company was a single member limited liability company and treated as a disregarded entity that rolled into a partnership. Its taxable income and loss were included in the partnership tax return and were then passed on to the partners. As such, income taxes were not provided for in the separate company financial statements. Due to the tax-free restructuring, as of October 1, 2014, the Company now flows up into a corporation. As a result, the Company now records its share of the income tax provision on its separate company financial statements beginning as of October 1, 2014.

The Company is party to a Tax Sharing Agreement ("the Agreement") with BTHI. As a single member limited liability company, the Company is treated as a branch of a US corporation. BTHI allocates to the Company its share of the consolidated federal and state income tax expense or benefit based upon the principles of a modified separate company basis. State and local income taxes (and any associated tax reserves) are provided on the Company's taxable income at the blended tax rate applicable to the combined tax return. As part of the tax sharing agreement, the Company settles both current and deferred taxes on a periodic basis with the parent.

In accordance with ASC 740, Income Taxes, ("ASC 740"), deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

In addition, ASC 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Company determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities. Sustainable income tax positions are then measured to determine the amount of benefit

(dollars in thousands)

to be reflected in the financial statements. Each sustainable position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

3. Accrued Expenses and Accounts Payable

Accrued expenses and accounts payable at March 31, 2015 include approximately $6,343 of accrued compensation and related expenses, and $3,287 of other accrued expenses.

4. Income Taxes

The Company believes there are no unrecognized tax benefits, including interest and penalties and therefore did not record a liability for these items.

At March 31, 2015, the Company had $4,249 of net deferred tax assets, included in the Statement of Financial Condition. This balance is comprised of deferred tax assets of $4,249 resulting from temporary differences primarily related to deferred compensation, stock-based compensation, bad debt provisions, and prepaid expenses. There were no deferred tax liabilities resulting from temporary differences to offset against the deferred tax assets. As part of the tax sharing agreement, until settlement, the net balance is recorded as an income tax receivable or income tax payable in the Statement of Financial Condition. The Company has not settled any of the deferred tax asset with the parent and the deferred tax asset of $4,249 is a component of the income tax receivable in the Statement of Financial Condition.

The Company is required to assess the likelihood that deferred tax assets will be realized using a more-likely-than-not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. The Company believes it did meet the more-likely-than-not criteria and therefore did not record a valuation allowance at March 31, 2015.

The Company has recorded income tax receivable from an affiliate of $14,895, which is reflected in income tax receivable within the Statement of Financial Condition.

The Company is included in the federal consolidated income tax return of BTHI and Subsidiaries. ICAP's federal corporate income tax returns for the year ended March 31, 2010 and after remain subject to examination. The Company files as part of combined unitary state and local returns with affiliates, as well as certain separate state and local filings. The most significant state and local filings are subject to examination for years 2004 and after.

5. Cash Segregated Under Federal Regulations

Cash in the amount of $3,001 has been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3. The segregated cash held in the special reserve bank account for the exclusive benefit of customers exceeded the requirements pursuant to SEC Rule 15c3-3.

(dollars in thousands)

6. Receivables from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at March 31, 2015 consist of the following:

	Receivable		Payable
Receivable from clearing brokers, dealers and clearing organizations	$ 431	Payable to clearing brokers, dealers and clearing organizations	$ 496
	$ 431		$ 496

7. Commitments and Contingencies

Legal proceedings

The highly regulated nature of the Company's business means that from time to time it is subject to regulatory enquiries, investigations and other litigations arising from the ordinary course of business.

Such matters are inherently subject to many uncertainties and the Company cannot predict their outcomes. Management believes that there are no issues which are currently expected to have a material adverse impact on the Company's financial condition. However, the Company can provide no assurance that such actions will not be material to its operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

8. Transactions with Affiliates

The Company maintained a fully disclosed clearing agreement for the settlement and clearance of FICC eligible securities with ISEC up until January 31, 2015. Additionally the Company had an affiliate membership in the FICC underneath the direct membership of ISEC. While the Company maintained a separate participant identification with the FICC, all margining was combined at ISEC's level. The affiliate membership was terminated in February 2015, after the Company obtained its own FICC membership.

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions). At March 31, 2015, $5,689 was prepaid to an affiliate under this agreement and therefore is reflected in receivable from affiliates in the Statement of Financial Condition.

Additionally receivable from affiliates also includes $23 due from ICAP Management Services Hong Kong Ltd ("IMSHK", a wholly owned subsidiary of ICAP plc) for shared administrative expenses incurred by the Company on behalf of IMSHK, and revenues collected by IMSHK on behalf of the Company.

(dollars in thousands)

The Company has payables to affiliates of $200 relating to commissions collected by the Company on behalf of its affiliates.

The Company has an income tax receivable of $14,895 due from an affiliate.

Amounts receivable from and payable to affiliates are non-interest bearing and due on demand.

9. Employee Benefits

The Company participates in a trustee profit sharing plan (the “Plan”) covering substantially all of its employees, under which contributions are made at the discretion of management. The Plan includes a 401(k) provision whereby all employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Company matches a portion of employee contributions.

10. Stock Option Plans

The Company accounts for stock options under Financial Accounting Standards Board ASC 718, *Compensation - Stock Compensation,* ("ASC 718").

ICAP plc Long Term Incentive Plan
ICAP plc has established the ICAP plc Long Term Incentive Plan (“LTIP”) which requires certain executives to defer 25% of their annual cash bonus in the form of ICAP plc stock grants. The grants vest in equal installments over a three year period. Fully vested stock grants are eligible for a matching grant to receive an additional 20% grant of the deferred bonus amount. The match grant is contingent upon the continued employment of the executive. As of March 31, 2015 the total amount of stock grants outstanding was 88,934.

11. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management’s own assumptions in determining fair value) for the asset or liability.

The Company did not have any assets or liabilities classified as Level 3 at March 31, 2015.

Estimated Fair Value of Financial Instruments Measured at Fair Value

The Company’s cash and cash equivalents typically include short-term highly liquid money market mutual funds which are quoted through over the counter markets and therefore considered Level 1

(dollars in thousands)

assets. At March 31, 2015 the Company's cash and cash equivalents are comprised of $26,854 cash held in demand deposit accounts.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity, including information on a gross basis for purchases, sales issuances and settlements. For the year ended March 31, 2015 the Company did not have any transfers between Levels.

Estimated Fair Value of Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments recognized on the Statement of Financial Condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value of the Company's financial instruments which approximate fair value. In addition, the table excludes the values of non-financial assets and liabilities.

	March 31, 2015			
Assets:	Level 1	Level 2	Level 3	Total
Deposits with clearing organizations	$ -	$ 6,011	$ -	$ 6,011
Commissions receivable	-	11,803	-	11,803
Receivable from broker dealers and clearing organizations	-	431	-	431
Total	$ -	$ 18,245	$ -	$ 18,245
Liabilities:				
Payable to broker dealers and clearing organizations	$ -	$ 496	$ -	$ 496
Total	$ -	$ 496	$ -	$ 496

12. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250 or 2% of aggregate debit balance arising from customer transactions, as defined. At March 31, 2015, the Company had net capital of $28,769 which was $28,519 in excess of its required net capital of $250.

13. Financial Instruments with Off-Balance-Sheet Risk

The Company acts as an intermediary to execution of transactions between undisclosed principals. Even though the Company introduces such transactions to affiliates and Pershing for clearance and settlement, the clearing firm may look to the Company to meet obligations incurred if either

(dollars in thousands)

counterparty does not perform. A majority of the Company's customers are netting members of the Government Securities Division of the FICC. The Company does not anticipate non-performance by counterparties in the above situation and seeks to control such credit risk by allowing system access to counterparties that meet minimum credit requirements and monitoring the credit standing of all counterparties with which it conducts business.

The net contractual amount of purchase and sale transactions for the Company at March 31, 2015 was approximately $82,765 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time subsequent to the Company's fiscal year end.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

14. Subsequent Events

The Company has performed an evaluation of subsequent events through May 28, 2015. There have been no subsequent events that occurred during this period that would require recognition in the financial statements or disclosure as of March 31, 2015 or for the year then ended.

BrokerTec Americas LLC
Harborside Financial Center 1100 Plaza Five, 12th Floor Jersey City, New Jersey 07311-4996
Tel: +1 212 406 1100

BrokerTec Americas LLC's
Compliance Report

BrokerTec Americas LLC (formerly ICAP Electronic Broking LLC) (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;
2) The Company's Internal Control Over Compliance was effective during the period June 1, 2014 to March 31, 2015;
3) The Company's Internal Control Over Compliance was effective as of the end of the period ended March 31, 2015;
4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the period ended March 31, 2015; and
5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

BrokerTec Americas LLC

I, Luciano Soldiviero, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By: ______________________

Chief Financial Officer

May 28, 2015

pwc

Report of Independent Registered Public Accounting Firm

To the Management of BrokerTec Americas LLC (formerly ICAP Electronic Broking LLC)

We have examined BrokerTec Americas LLC's assertions, included in the accompanying BrokerTec Americas LLC's compliance report, that

(1) the Company's internal control over compliance with the financial responsibility rules (as defined below) was effective during the period June 1, 2014 to March 31, 2015 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Company's internal control over compliance with the financial responsibility rules was effective as of March 31, 2015 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of March 31, 2015, and

(4) the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or NASD Rule 2340 of the Financial Industry Regulatory Authority (the "account statements rule"), which requires account statements to be sent to the customers of the Company (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Company's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Company's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Company's internal control over compliance with the financial responsibility rules was effective as of March 31, 2015 and during the period June 1, 2014 to March 31, 2015, (2) the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of March 31, 2015, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of March 31, 2015 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on BrokerTec Americas LLC's compliance with the financial responsibility rules.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, BrokerTec Americas LLC's assertions referred to above are fairly stated, in all material respects.

PricewaterhouseCoopers LLP

May 28, 2015

pwc

Report of Independent Accountants

The Management of BrokerTec Americas LLC (formerly ICAP Electronic Broking LLC)

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of BrokerTec Americas LLC, ("the Company") for the year ended March 31, 2015, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended March 31, 2015. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: The amount in 2b, $173,396 was paid with check #00194888 dated October 24, 2014 for ICAP Electronic Broking LLC half year SIPC payment. The amount in 2F, $173,448 was paid with check #00197071 dated April 28, 2015, for a total assessment payment of $346,844. No differences noted.
2. Compared the Total Revenue reported on page 4 of the audited Form X-17A-5 for the year ended March 31, 2015 to the Total Revenue amount of $140,237,054 reported on page 2, item 2a of Form SIPC-7 for the year ended March 31, 2015. No differences noted, other than rounding.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. No additions noted in item 2b.
   b. Compared deduction on line 8 of item 2c, 'other revenue not related either directly or indirectly to the securities business,' of $1,499,312 to trial balance account 43200. No differences noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $138,737,742 and $346,844 , respectively of the Form SIPC-7. No differences noted.

    b. Recalculated the mathematical accuracy of line 8 of item 2c, 'other revenue not related either directly or indirectly to the securities business,' of $1,499,312. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 28, 2015